UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDED FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

                               ENDOVASC LTD., INC.
                  ---------------------------------------------
                 (Name of Small Business Issuer in its Charter)


        Nevada                                               76-0512500
 ---------------------------                            -------------------
(State of other jurisdiction                           (I.R.S. Employer
of incorporation or                                     Identification No.)
organization)


 15001 Walden Road, Suite 108, Montgomery, TX                       77356
 --------------------------------------------                       -----
(Address of principal executive offices)                          (Zip Code)


Issuer's Telephone number:   (409) 448-2222
                             --------------

Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                                (Title of Class)

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

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ITEM 1.  DESCRIPTION OF BUSINESS
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         The Company  incorporates  herein by this  reference the text of Item 1 contained in its Amended Form 10-SB filed on February 4, 2000, and adds the following to the narrative under the "Description of Business" heading:

         As stated in the Company's previous Form 10-SB and Amended Form 10-Sb filings, the Company as historically operated at a loss. During the fiscal year ended June 30, 1999, the Company's net loss totaled $796,543. For the fiscal year ended June 30, 1998 net losses totaled $1,032,834. From the Company's inception through June 30, 1999 net losses totaled $2,786,008. As the audit report attached to the Company's financial statements which are part of the Company's February 4, 2000 Amended Form 10-SB states, the Company's accountants believe that substantial doubt exists about the Company's ability to continue as a going concern.

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ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL  CONDITION
                  OR PLAN OF OPERATION
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PLAN OF OPERATION


         As was indicated in the notes to the financial statements, the Company is primarily a developer and marketer of proprietary biopharmaceutics for the human healthcare industry. The products are delivered in very small microspheres called liposomes which can range in size from 50 nm to 10,000 nm or more, or in conjugated compounds containing the drug on the surface of various prosthesis. These products are protected by US Patent 4,820,732, US Patent 4,955,878 and Notice of Allowance to US Ser. No. 07/797,743 received on March 1, 1999, and Trademark Application Ser. No. 75/632,736 (LiprostinTM) and various patents pending.

Liquidity and Cash Requirements

         For a complete understanding, this Plan of Operations should be read in conjunction with Part I Item 1, Description of Business, and Part F/S, Financial Statements, to this Amended Form 10-SB.

         During the period from inception, June 10, 1996 to June 30, 1999, the Company has not generated any revenue from the sale of products and does not expect to generate any material revenue from sale of products for at least the following twelve months. Also, the Company has historically operated with significant losses. The Company's lack of revenue may result in the Company's inability to continue as a going concern.

         However, during the next 12 months, management of the Company will attempt to generate revenue by enhancing its ongoing research and development services. In July 1999, the Company established one such program with C. R. Bard, Inc. ("Bard") of Murray Hill, New Jersey. The Company and Bard are collaborating on the development of new coatings for vascular stents, which may inhibit or prevent restenosis and premature closure of Bard's peripheral stent and graft prosthesis. A peripheral stent is a medical device used in the arteries of limbs to maintain open blood flow. A graft prosthesis is an artificial vein or artery. The above agreement also called for a "standstill" and "quiet period" for six months while Bard carried out certain due diligence on both the current research and development and the Company's core technologies. The terms "standstill" and "quiet period" refer to the Company's contractual obligation to refrain from the types of activities covered by the agreement with Bard for a period of six months while Bard conducted its due diligence. The term "due diligence refers to Bard's obligation to conduct an investigation it deems necessary regarding the status of the research and development of the Company's core products. Although there can be no assurances, the Company is hopeful that this collaboration may result in a license or

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



similar agreement some time during the next 12 months, which may alleviate the Company's cash flow needs and its complete reliance on the need to secure funds through small private placements of its debt and equity securities and its dependency on personal loans from Dr. Summers.

         As discussed above, research and development services are being sought in order to generate revenues to assist in the cost of operations as opposed to solely relying on the sale of equity or debt securities. However, these services and revenues are dependent upon the ability of the Company primarily through its founder, Dr. David Summers, to continue to be actively involved in the development of new and novel technologies, which are of interest to potential outside company collaborators and partners. Should Dr. Summers not be able to continue to provide such services, the Company would be forced to recruit and employ personnel capable of performing similar services and there is no assurance that such persons could be recruited and employed to provide these services, thus exposing the Company to potential loss of revenues tied to the services.

         In addition, the Company's projected income for the coming 12 months is dependent on the timely acceptance of the Company's request for Food and Drug Agency ("FDA") approval of its Phase I and Phase II clinical trials of its main product Liprostin(TM), for treatment of critical limb salvage. Critical limb salvage refers to medical treatment during which attempts are made to increase blood circulation to a limb in order to prevent amputation. There is no assurance that the FDA will approve the Company's submission as submitted. It is possible that undue delays by the FDA will present opportunities for other treatments to become available from larger companies with greater financial and logistical resources. It also is possible that the FDA will not approve Liprostin(TM).

         Either of the two events described above, the failure of the Company's research and development efforts and the FDA's failure to approve the Company's products, could have an adverse impact on the Company's ability to continue operations. At this point, the Company has no other sources of producing revenue. Without revenues from sales of FDA approved products or from research and development operations, it is likely the Company will fail as a going concern.

         Also, if the Company is unable to sell more of its securities to raise operating funds or otherwise obtain such funds from establishing lines of credit or selling its technologies, it is likely that the Company will fail as a going concern. At this point, the Company has not plans to establish a line of credit, sell its technologies or engage in a public offering of its shares in order to generate operating capital.

         Other than discussed above, the Company knows of no other trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity.

         As of June 30, 1999, the Company had an accumulated deficit of ($2,776,737) funded primarily by paid-in capital. During the years ended June 30, 1999 and 1998, the Company had losses from operations of ($796,543) and ($1,032,834), respectively. The Company expects that losses from operations will continue until such time as product sales or research and development services generate sufficient revenues to fund its continuing operations, as to which there can be no assurance.

         In December 1998, the Company offered to sell certain securities under a Regulation D, Rule 504 exemption, which became fully subscribed in August 1999 for a total of $500,000. The Company intends to continue to raise capital as needed via private placement of its securities, will seek lines of credit and will solicit the sale of licenses and/or sale of its potential technologies if so required.

         The Company believe that it has sufficient capital for its short-term needs. Specifically, the Company believes it has sufficient capital for operations through the end of 2000. Management will have to find source of additional capital for operations beyond 2000. If management fails in its efforts to find such capital, the Company will no longer be able to operate.


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


Research and Development

         The Company will continue to attempt to develop new uses for its core product LiprostinTM, which may enable it to avoid serious impact from the uncertainties of (1) continued collaboration with Bard, or (2) the inability to recruit other partners, collaborations or licensees for its technologies by developing new uses for its prostaglandin coatings, such as use in hip or bone prosthesis to promote rapid bone growth, use of prostaglandin and other therapeutic agents for treatment of cancer, inflammatory disease, liver disease and other diseases which prostaglandin has demonstrated safety and efficacy.

         1. The Company has begun testing its first product, a liposomal encapsulation of a natural occurring hormone, prostaglandin E-1 ("PGE-1") in laboratory and animal models and is at present awaiting response from the US Food and Drug Agency for approval to commence Phase I/II human trials. Although the submission is planned for during the first quarter of the year 2000 and should be reviewed and responded to by the FDA within the statutory 45 days, there can be no assurance that this will be the case. It could be delayed if the FDA requires additional information or tests which may necessitate resources and/or financial outlays beyond the Company's capabilities. Consequently, this may substantially impact the Company to the point that the Company may be required to (a) cease operations, (b)out-license the product to a third party, or (c) drop the product entirely.

         2. The Company continues to devote the majority of its funds and revenues on (a) its core product LiprostinTM, and (b) its collaborations and potential licensing agreements.

         3. To date, all of the Company's research and development has been carried out without the need of additional plant and equipment other than what the Company purchased during its first year of operation. Although there can be no assurances that our collaborations or research and development agreements may required additional plant and equipment, the Company has no plans for such outlays.

         Employees will be added as needed by the size and complexity of the Company's business.

Going Concern Issue

     The report from the Company's independent accountants includes an explanatory paragraph which describes substantial doubt concerning the ability of the Company to continue as a going concern, without continuing additional contributions to capital. The Company may incur losses for the foreseeable future due to the significant costs associated with research and development activities and operation expenses which will be necessary for further development of applications for the Company's products and its research and development services. See "Financial Statements - Report of Independent Accountants" and Note 9 - Going Concern Considerations.

Costs of Filing Periodic Reports

         The filing of the Company's Form 10-SB in December of 1999, subjects the Company to certain requirements of the Exchange Act of 1934. These requirements include the filing of an annual report on the Company's business, which must include audited financial statements; quarterly reports, which must include unaudited interim financial statements; and periodic reports of certain material events of which investors should be made aware. Legal and accounting expertise are required to prepare these reports. The annual auditor's services must be paid for in cash. Should cash not be available to pay for the auditor's services, the Company will have to borrow the needed funds from sources not yet identified.

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ITEM 3.           DESCRIPTION OF PROPERTY
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         The Company  incorporates  herein by this  reference the text of Item 3 contained in its Amended Form 10-SB filed on February 4, 2000.


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ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT
--------------------------------------------------------------------------------

         The Company incorporates herein by this reference the text of Item 4 contained in its Amended Form 10-SB filed on February 4, 2000.

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ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                  PERSONS
--------------------------------------------------------------------------------

         The Company incorporates herein by this reference the text of Item 5 contained in its Amended Form 10-SB filed on February 4, 2000.

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ITEM 6.           EXECUTIVE COMPENSATION
--------------------------------------------------------------------------------

         The Company incorporates herein by this reference the text of Item 6 contained in its Amended Form 10-SB filed on February 4, 2000.

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ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
--------------------------------------------------------------------------------

         During the past two (2) years, the Company has not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Company's capital stock, or members of their immediate families which had, or is to have, a direct or indirect material interest, except as follows:

         Effective October 1, 1999, the Company entered into a stock option agreement with Dr. David P. Summers. Under this agreement, Dr. Summers is granted an option to purchase up to 1,000,000 shares of the Company's common stock at a purchase price below the prevailing market price. The option is for a five year period ending October 31, 2004.

         Effective December 9, 1997, the Company entered into a stock option agreement with Gary R. Ball. Under this agreement, Mr. Ball is granted an option to purchase up to 600,000 shares of the Company's common stock at a purchase price below the prevailing market price. The option is for a three year period expiring December 8, 2000.

         During the fiscal year ended June 30, 1998, the Company also entered into an agreement with M. Dwight Cantrell under the terms of which he was compensated for past services as a director of the Company. Under the terms of this agreement, Mr. Cantrell was granted an option to purchase 50,000 shares of the Company's common stock at a purchase price of $0.75 per share for a term of three years.

         During the fiscal year ended June 30, 1999, the Company entered into an agreement with Claudio Roman, Esq., under the terms of which he was compensated for past services as legal counsel for the Company. Under the terms of this agreement, Mr. Roman was granted an option to purchase 50,000 shares of the Company's common stock at a purchase price of $0.25 per share for a term of three years.

         During the fiscal year ended June 30, 1998, the Company entered into an agreement to purchase the rights to patent number 4,820,732 and patent number 955,878 from Francis Pizzulli. The purchase price was $125,000, $50,000 of which was payable upon execution and $75,000 of which was due by December 31, 1997. The agreement also called for the issuance of 200,000 shares of the Company's common stock. The Company made the initial $50,000 payment and issued the 200,000 shares of stock. The stock was issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. However, the Company did not make the $75,000 payment as scheduled. The agreement indicated that if the final payment was not made within seven months

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



would be increased to $150,000 plus the issuance an additional 200,000 shares of stock. The Company has not made its final payment to Mr. Pizzulli and remains obligated to him under the term of the settlement agreement between the parties. The Company has discussed the matter of payment with Mr. Pizzulli and the Company believes that current arrangements pursuant to the settlement agreement are satisfactory to both Mr. Pizzulli and the Company.

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ITEM 8.  LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

         The Company incorporates herein by this reference the text of Item 8 contained in its Amended Form 10-SB filed on February 4, 2000.

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ITEM 9.           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON
                  EQUITY AND RELATED SHAREHOLDER MATTERS
--------------------------------------------------------------------------------

         The Company incorporates herein by this reference the text of Item 9 contained in its Amended Form 10-SB filed on February 4, 2000.

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ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES
--------------------------------------------------------------------------------

         All of the following issuances of the Company's shares which involve the Company's reliance on the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, were made because each such issuance was part of a private transaction between the Company and the individuals involved. Most of these individuals were officers, directors, employees or third party vendors performing services for the Company. Such individuals either had access to the Company's books and records or would have been given access if such access was requested. Such issuance dealt with special circumstance between the Company and the particular individuals and were not part of general solicitation for the sale of the Company's shares.

         On or about July 25, 1997, the Company issued at total of 300,000 of its common stock pursuant to the exemption for registration provided by Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D. The total consideration paid the shares was $300,000, or $1.00 per share. Such shares were issued to the following individuals in the following amounts:

         Name                                        Shares
         ----                                        ------

         Ronald & Judy Neddings                      15,000
         Paul & Helen Jones                          30,000
         Rafael and Ana Moreno                       30,000
         Drexal Global Fund                         100,000
         Ebensfeld Corporation                      125,000


         On or about September 26, 1997, the Company issued 382,571 shares of its common stock for a total consideration of $500,000, or $1.30 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2)of the Securities Act of 1933, as amended. Such shares were issued to the following individuals in the following amounts:

         Name                                         Shares
         ----                                         ------

         Richard M. Johnson & Assoc.                 300,000
         James Mundt                                   3,571
         Claudio R. Roman                             20,000
         M. Dwight Cantrell                           25,000

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

         Name                                         Shares
         ----                                         ------

         Nick Nichols                                 10,000
         Lester Summers                                1,000
         Dorothy Summers                               1,000
         Allan Burns                                   5,000
         Dan Halman                                    2,000
         Eric Gilles                                  10,000
         Charles Siedel                                5,000
         Susan Cohen, Esq.                             2,044



         On or about June 16, 1998, the Company issued 100,000 shares of its common stock to Alexander H. Walker, Jr. in consideration for legal services rendered to the Company. Such services included preparation and filing of organizational documents, registration documents and representation of the Company in various legal matters. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about June 16, 1998, the Company issued 300,000 shares of its common stock to Dorothy Summers in exchange for office management and administrative services during the 12 months of the Company organization and start up. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about June 30, 1998, the Company issued 50,000 shares of its common stock to Danilo D. Lasic in exchange for technical advisement services rendered to the Company. Such services included technical and design work on the Company's product development, including laboratory experiments, analysis and validation of the Company's product. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 23, 1998, the Company issued 18,987 shares of its common stock to Nick A. Nichols, Jr. in exchange for patent counsel and filing services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 24, 1998, the Company issued 25,000 shares of its common stock to M. Dwight Cantrell in exchange for book keeping and accounting services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 28, 1998, the Company issued 1,416 shares of its common stock to Janet S. Clark in exchange for office management and administrative services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 28, 1998, the Company issued 1,190 shares of its common stock to James Mundt as part of a correction for the number of shares issued to him on July 26, 1997. Such shares were valued at $1.34 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about October 19, 1998, the Company issued 2,083 shares of its common stock to Alenka Lasic in exchange for services rendered in connection with designing the Company's brochures and designing the Company's website. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about November 19, 1998, the Company issued 14,380 shares of its common stock to Susan Cohen in consideration for legal services rendered to the Company. Such services included the preparation and filing of documentation in connection with the Company's Regulation D offering. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

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



         On or about November 30, 1998, the Company issued 50,000 shares of its common stock to James D. Regan in exchange for technical advisement services rendered to the Company, including drug design concepts and technical reports. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about November 30, 1998, the Company issued 10,416 shares of its common stock to Alenka Lasic in exchange for services rendered in connection with designing Company brochures and designing the Company's website. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about December 29, 1998, the Company issued 650,000 shares of its common stock to Edward H. Burnbaum in exchange for escrow services in connection with the Company's convertible debentures. Such shares were valued at $0.18 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about January 8, 1999, the Company issued 35,556 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.28125 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about January 14, 1999, the Company issued 20,000 shares of its common stock to Phoenix Investment Group in exchange for investor relations, internet media services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about January 14, 1999, the Company issued 5,200 shares of its common stock to James Regan in exchange for technical advisement services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about January 22, 1999, the Company issued 10,116 shares of its common stock to Alenka Lasic in exchange for services rendered in connection with designing Company brochures and designing the Company's website. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about January 28, 1999, the Company issued 80,000 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.18750 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about February 3, 1999, the Company issued 2,000 shares of its common stock to John G. Charles in exchange for office management and administrative services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about February 3, 1999, the Company issued 5,200 shares of its common stock to James D. Regan in exchange for technical advisement services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about February 18, 1999, the Company issued 106,667 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.140625 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about February 23, 1999, the Company issued 100,000 shares of its common stock to Patrick M. Rost in exchange for shareholder relations services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about February 23, 1999, the Company issued 5,000 shares of its common stock to Shawn F. Hackman in exchange for legal services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. The shares later were returned to the Company.

         On or about March 9, 1999, the Company issued 248,889 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.140625 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about March 23, 1999, the Company issued 13,201 shares of its common stock to Hiroko Yoshida in exchange for technical advisement services rendered to the Company in connection with scientific analysis and laboratory experiments on the Company's products. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about April 6, 1999, the Company issued 127,348 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.38281 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about April 13, 1999, the Company issued 5,166 shares of its common stock to Alenka Lasic in exchange for services rendered in connection with designing Company's brochures and designing the Company's website. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about April 19, 1999, the Company issued 187,324 shares of its common stock to Mr. Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.3203 and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about April 22, 1999, the Company issued 93,409 shares of its common stock to Mr. Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.28905 and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about April 29, 1999, the Company issued 139,132 shares of its common stock to Mr. Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.35937 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about May 20, 1999 the Company issued 65,308 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.3828 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about May 27, 1999, the Company issued 1,000 shares of its common stock to Janet S. Clark in exchange for office management and administration services. Such shares were valued at $0.3828 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about June 8, 1999, the Company issued 16,487 shares of its common stock to Hiroko Yoshida in exchange for technical advisement services rendered to the Company in connection with scientific analysis and laboratory experiments on the Company's products. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about June 24, 1999, the Company issued 124,444 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.3203 and were issued pursuant to the exemption from registration under Rule 504 of Regulation
D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about July 8, 1999, the Company issued 10,000 shares of its common stock to John G. Charles in exchange for office management and administrative services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about July 27, 1999, the Company issued 5,000 shares of its common stock to Sherry R. Ball in exchange for corporate video design and development services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about July 26, 1999 the Company issued 98,467 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.30467 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about July 29, 1999, the Company issued 18,577 shares of its common stock to Hiroko Yoshida in exchange for scientific and product development services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under
Section 4(2) of the Securities Act of 1933, as amended.

         On or about August 6, 1999, the Company issued 9,883 shares of its common stock to Hiroko Yoshida in exchange for scientific and product development services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under
Section 4(2) of the Securities Act of 1933, as amended.

         On or about August 6, 1999, the Company issued 50,000 shares of its common stock to Danilo Lasic in exchange for scientific, laboratory, and technical advice rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 27, 1999, the Company issued 200,000 shares of its common stock to Francis Pizzuli in connection with the settlement of a dispute between Mr. Pizzuli and the Company. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. This transaction is described in Item 7 above.

         On or about September 27, 1999, the Company issued 237,079 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.2109 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about October 4, 1999, the Company issued 4,000 shares of its common stock to John G. Charles in exchange for sales and marketing services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about October 13, 1999 the Company issued 384,000 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.09375 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about October 28, 1999 the Company issued 500,000 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.20 per share and were issued pursuant to the exemption from registration under Rule 504 or Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

--------------------------------------------------------------------------------
ITEM 11.          DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED
--------------------------------------------------------------------------------

         The Company incorporates herein by this reference the text of Item 11 contained in its Amended Form 10-SB filed on February 4, 2000.

--------------------------------------------------------------------------------
ITEM 12.          INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

         The Company incorporates herein by this reference the text of Item 12 contained in its Amended Form 10-SB filed on February 4, 2000.

--------------------------------------------------------------------------------
ITEM 13.          FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         The Company incorporates herein by this reference the text of Item 13 contained in its Amended Form 10-SB filed on February 4, 2000, and supplements such information with the following unaudited financial information:

                               ENDOVASC LTD., INC.
                        (A DEVELOPMENT STAGE CORPORATION)
                             STATEMENT OF OPERATIONS
           For the Three Months Ended on December 31, 1999 and1998 and
       For the Period from Inception, June 30, 1996, to December 31, 1999
                                    UNAUDITED

                                    UNAUDITED

                               ENDOVASC LTD., INC.
                        (A DEVELOPMENT STAGE CORPORATION)
                                  BALANCE SHEET
                           December 31 , 1999 and 1998



                                               Assets

                                                                       December 31.

                                                                       1999             1998
                                                                       ----             ----
Current Assets
         Cash                                                          $71,890          $11,152
         Prepaid expenses                                                1,276           11,714

                  Total Current Assets                                  73,166           22,866

         Property & equipment-net                                        9,036            7,967
         Deposits                                                        2,900            2,900

                  Total Assets                                         $85,102          $33,733



                                   Liabilities and Stockholders' Deficit

Current Liabilities:
         Current maturities of long-term debt                          $70,081          $95,031
         Note payable shareholder                                            0           95,248
         Accounts payable                                              191,743          157,001
         Accrued liabilities                                           473,192          452,132

                  Total Current Liabilities                            735,016          799,412

         Long term debt, net of current maturities                       5,215          175,000
         Convertible debentures                                        130,500           37,500


                  Total Liabilities                                    870,731        1,011,912


Stockholders'  deficit  Common  stock,  $.001
         par  value,   100,000,000  shares
         authorized, 10,752,376 shares issued
         and 8,093,484 shares outstanding                               10,752            8,424
         Additional paid in capital                                  2,479,136        1,204,808
         Deficit accum. during devel. stage                         (3,258,606)      (2,174,500)
         Treasury stock                                                (16,911)         (16,911)


                  Total Stockholders Deficit                          (785,629)        (978,179)


                  Total Liabilities and

                  Stockholders' Deficit                                $85,102          $33,733


                                    UNAUDITED

                               ENDOVASC LTD., INC.
                        (A DEVELOPMENT STAGE CORPORATION)
                             STATEMENT OF OPERATIONS
          For the Three Months Ended on December 31, 1999 and 1998 and
       For the Period from Inception, June 30, 1996, to December 31, 1999


                                                                                                 Incepiton
                                                                 December 31,                    to
                                                           1999                     1998         12/31/99
                                                           ----                     ----         --------
Revenue                                               $         0               $         0    $    23,554



Operating Expenses

         Research and Development Cost                     64,955                    23,314      1,494,200
         Operating, general and administrative
         Cost                                              89,548                    28,663      1,558,379
         Interest expense                                   4,120                    41,355        229,581

                  Total Cost and Operating Expenses       158,623                    93,332      3,282,160

                   Net Loss                           $  (158,623)              $   (93,332)    (3,258,606)



         Retained Earnings Sept 30,                    (3,099,983)               (2,081,168)            --

         Retained Earnings Dec. 31,                   $(3,258,606)              $(2,174,500)            --


                                    UNAUDITED
                               ENDOVASC LTD., INC.
                        (A DEVELOPMENT STAGE CORPORATION)
                   STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
                 For the Three Months Ended on December 31, 1999

                                               CAPITAL STOCK

                                       Number of      Dollar        Paid in       Treasury    Accumulated
                                       Shares         Amount        Capital        Stock        Deficit
                                       ------         ------        -------        -----        -------

Balance at 9/30/99                     8,713,496    $     8,713   $ 2,208,580   $   (16,911)   $(3,099,983)



Issue of common stock for
         services in this period         188,000            188       108,793             0              0


Issue of common stock for in debt
         in this period                1,600,000          1,600       129,400             0              0


Conversion of debentures to common
         stock                           250,880            251        32,363

Net (loss) for the period ending
         Dec 31, 1999                   (158,623)

Balance at December 31, 1999          10,752,376    $    10,752   $ 2,479,136   $   (16,911)   $(3,258,606)


                                    UNAUDITED
                               ENDOVASC LTD., INC.
                        (A DEVELOPMENT STAGE CORPORATION)
                             STATEMENT OF CASH FLOWS
             For the Three Months Ended on December 31, 1999 and1998
              and For the Period from Inception, June 30, 1996, to
                                December 31, 1999

                                                                                     Inception
                                                               December 31,             to
                                                          1999            1998         1999
                                                          ----            ----         ----

Cash flows used in operation activities              $   (70,442)   $   (63,993)   $(1,319,503)

Cash flows used in investing activities                        0              0        (20,297)

Cash flows from investing activities:

         Depreciation and amortization

         Proceeds from sales of equity securities              0              0        302,332
         Proceeds from sales of common stock             131,000        336,501
         Purchase of treasury stock                            0              0        (16,911)
         Proceeds from sale of convertible debt                0         37,500        630,500
         Issuance-Repayment of notes payable              (5,911)        22,500         75,296
         Proceeds from advances from shareholders              0              0         85,248

Net Cash Provided  by Financing Activities               125,089         60,000      1,412,966

Cash and Cash Equivalents begining of period              18,519          7,159              0

 Cash and Cash Equivalents end of period             $    73,166    $    11,152    $    73,166

Non-cash investing and financing activity:

         Common stock issued upon converson of
              debentures                             $    32,614    $         0    $   432,614

             Common stock issued for services and

              patent rights                          $   108,981    $    35,000    $ 1,311,772

         Common stock issued for equity securities   $         0    $         0    $   302,332


                                    UNAUDITED
                               ENDOVASC LTD., INC.
                        (A DEVELOPMENT STAGE CORPORATION)
                        NOTES TO THE FINANCIAL STATEMENTS
                                December 31, 1999



Note 1 - Interim Financial Statements

         The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principals for interim financial information and with the instructions to Form 10-QSB and Article 10 of Regulation S-B instruction. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principals for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period December 31, 1999 and 1998 are not necessarily indicative of the results that may be expected for.respective full year.

         A summary of the Company's significant accounting policies and other information necessary to understand the interim financial statement is presented in the Company's audited financial statement for the years ended June 30, 1999 and 1998. Accordingly the Company's Audited financial statements should be read in connection with these financial statements

Note 2 - Income Taxes

         The Difference between the 34% federal statutory income tax rate and amounts shown in the accompanying interim financial statement is primarily attributable to an increase in the valuation allowance applied against the tax benefit from utilization of net operating loss carry forwards.

Note 3- Stockholders' Equity

         During the quarter ended December 31, 1999 the Company issued Shares of common stock and had other increases to stockholders' equity as follows:

                                                     Common            Paid-In
                                                     Stock             Capital          Total
                                                     -----             -------          -----
         Common stock issued for
              cash                                   $1,600            $129,400         $130,000

         Common stock issued as
              payment for services                      188             108,793          108,981

         Conversion of debentures to
              common stock                              251              32,363           32,614

                                                     $2,039            $270,556         $272,595



Note 4- Convertible Debentures

         At December 31, 1999 the company owed amounts under a Series B convertible debenture totaling $130,500. These debentures bare interest at a stated rate of 8% per year. These debentures mature in July. 2001 and are convertible to shares of the Company's common stock at a conversion price per share equal to 75% of the average closing bid price of the common stock for the three days immediately preceding the date of conversion.

--------------------------------------------------------------------------------
ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
--------------------------------------------------------------------------------

         The Company incorporates herein by this reference the text of Item 14 contained in its Amended Form 10-SB filed on February 4, 2000.

--------------------------------------------------------------------------------
ITEM 15.  Financial Statements and Exhibits
--------------------------------------------------------------------------------


         The Company incorporates herein by this reference the text and exhibits of Item 15 contained in its Amended Form 10-SB filed on February 4, 2000

--------------------------------------------------------------------------------
                                   SIGNATURES
--------------------------------------------------------------------------------


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 22, 2000.


                         ENDOVASC LTD, INC.




                            By:/s/ David P. Summers
                               ---------------------
                               Dr. David P. Summers
                               Chief Executive Officer